Holland+Knight

Tel 212 513 3200
Fax 212 385 9010

Holland & Knight LLP
195 Broadway, 24th Floor
New York, NY 10007-3189
www.hklaw.com

Lance Myers
212 513 3217
lance.myers@hklaw.com



July 19, 2006


06015369

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Supplemental Submission on behalf of Renewable Energy Corporation ASA pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as emended

SEC File No.: 82-34968

Ladies and Gentlemen:

On behalf of Renewable Energy Corporation ASA, a public limited company organized under the laws of the Kingdom of Norway (the "Company"), we hereby furnish this letter, with the exhibits attached hereto, to the Securities and Exchange Commission (the "SEC") in order to continue the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

Set forth on the attached Schedule I is a complete list followed by a copy of any information or documents that the Company has made public, distributed or filed with the Oslo Stock Exchange (the "OSE") or its security holders since June 6, 2006, the date as of which information or documents were compiled for the previous filing for exemption.

The Company agrees that it will furnish to the SEC on an ongoing and timely basis whatever information is made public, distributed or filed with the OSE as described on Schedule A to our exemption application dated April 25, 2006. If the information that the Company is required to make public, distribute or file with the OSE shall change from that listed on such Schedule A, the Company shall furnish to the SEC a revised list reflecting such changes.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liability provisions of Section 18 of the Exchange Act and that neither

Dew 7/21

this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please do not hesitate to contact me at (212) 513-3217 or by email at lance.myers@hklaw.com. Please have the enclosed copy of this letter date stamped and returned in the enclosed, postage pre-paid envelope.

Respectfully yours,



Lance Myers

Schedule I

ITEM NUMBER	DATE	DOCUMENT DESCRIPTION
1.	7/14/06	Notification of insider transfer of shares
2.	6/20/06	Financial calendar for release of second and third quarter results
3.	6/19/06	Notification of insider purchase of shares
4.	6/7/06	Notification of insider purchase of shares
5.	6/6/06	Press Release that REC is to increase its ownership interest in EverQ

3838073_v1

Item 1



Ticker: REC

Ant meldinger: 5

Fra: 17.07.2

Meldingstype: --- alle ---

Til: 17.07.2

14.07.06 09:00 Marked=OB **REC MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

Bjørn Brenna, Chief Financial Officer and primary insider in REC ASA, has transferred his holding of 52.600 shares in REC to RBBR Invest AS, a company where Mr. Bjørn Brenna holds 89 % of the shares. The price per share was NOK 95, based on the price obtained in the initial public offering.

Bjørn Brenna and his close associates holds 53.200 shares in REC ASA subsequent this transaction.



NewsWeb

Ticker: REC
Meldingstype: --- alle ---
Ant meldinger: 5
Fra: 17.07.2
Til: 17.07.2

20.06.06 13:50 Marked=OB **REC FINANCIAL CALENDAR 2006** finansiell kalender

04 August 2006 Second Quarter Results 2006
25 October 2006 Third Quarter Results 2006

All dates are tentative and subject to changes

All interim presentations are open to the public. In connection with result releases, conference calls will be held, which can also be followed through the internet. Details about this will be released in connection with the quarterly result releases.


OSLO BØRS NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 17.07.2
Meldingstype: --- alle ---
Til: 17.07.2

19.06.06 16:00 Marked=OB **REC TRADE SUBJECT TO NOTIFICATION REC** meldepliktig handel

Date: 19 June 2006

Orkla has today on 19 June 2006 bought 5 million shares in Renewable Energy Corporation ASA (REC) at a share price of NOK 81.67. After this transaction Orkla and subsidiaries owns 130,915,300 shares in REC, which represents 26.5 % of the shares.

The reason for this notification is that Ole Enger and Roar Engeland (both Executive Vice President in Orkla) are members of the Board in REC.

Ref.:
Siv Merethe Skorpen, AVP Investor Relations, Tel: +472254 4411
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 2254 4431



Ticker: REC
Ant meldinger: 5
Fra: 17.07.2
Meldingstype: --- alle ---
Til: 17.07.2

07.06.06 14:00 Marked=OB **REC MANDATORY NOTIFICATION OF TRADE** meldepliktig handel

---

Bjørn R Berntsen, Senior Vice President and Secretary of the Board of Directors, and primary insider in REC ASA has on 7 June 2006 bought 5.000 shares in REC at a price of NOK 83,50 per share. New holding in REC after the purchase is 171.500 shares.


OSLO BØRS
NewsWeb

Ticker: REC
Ant meldinger: 5
Fra: 17.07.:
Meldingstype: --- alle ---
Til: 17.07.:

06.06.06 07:42 Marked=OB **REC REC TO INCREASE SHAREHOLDING IN EVERQ** avtaler

Høvik, 6 June 2006

Renewable Energy Corporation ASA (REC) has today entered into a binding Memorandum of Understanding to increase its shareholding to 33.33 % and become an equal partner in EverQ - a joint venture between Evergreen Solar Inc., Q Cells AG and REC. As part of the agreement, REC will also sign a long-term polysilicon supply agreement with EverQ.

In the original joint-venture agreement, REC had an option to increase its shareholding from the current 15 % to 33.33 %, provided the parties would enter into a long-term polysilicon supply agreement. Through the new agreement, REC, Evergreen Solar Inc. and Q Cells AG will become equal partners in the venture. REC will in addition to the supply agreement pay approximately USD 49 million for the increased shareholding.

- As a result of our recently announced investment in additional polysilicon production capacity we are now able to offer EverQ a long-term supply contract and further build our position across the industry value chain. Their so called String-Ribbon wafer technology has a significant benefit from high purity granular polysilicon, which is exactly what we will produce at our new plant using REC`s proprietary technology, says Erik Thorsen, President and CEO of REC ASA.

The agreement calls for REC to supply EverQ with a total of 7,400 metric tons of granular polysilicon over seven years. Shipments are expected to begin in the second half of 2008 and gradually increase to a maximum of 1,200 metric tons annually from 2010 through 2014. This additional polysilicon is planned to fuel further expansions of up to 300 MW in EverQ in 2010, possibly within the second half of 2009. EverQ will on signing the long-term polysilicon supply agreement pay a sign-on fee of USD 42 million in addition to a prepayment of USD 45 million. The final location(s) of the new expansions is not yet decided upon.

REC and Q-cells will under the new agreements each make available an additional 150 metric tons of polysilicon to EverQ from mid 2007 to mid 2008 at short term market prices. This interim supply gives EverQ the opportunity to expand its Thalheim operations with the construction of a second integrated wafer, cell and module factory with a capacity of approximately 50MW. Subject to final approval of investment grants, construction of this facility is anticipated to commence in the third quarter of 2006. Production is expected to begin in the first half of 2007 and reach full capacity by year-end 2007.

- The supply agreement is consistent with our

overall plan of primarily using our polysilicon capacity for internal growth and towards value creation in strategic partnerships - like EverQ, comments Erik Thorsen.

The new joint-venture agreement should allow REC to consolidate 33.33 percent of the company`s financial results. It is expected that total revenues in EverQ at full capacity will represent approximately NOK 6-7 billion, based on 2006 market pricing (according to Marketbuzz 2006).

About EverQ
EverQ was established at the beginning of 2005 as a joint-venture between Q-Cells AG of Germany and Evergreen Solar, Inc. of the USA. In November 2005, REC became the third partner in this company. EverQ currently is ramping up a manufacturing plant for solar wafers, cells and modules in Thalheim with an annual production capacity of 30 MW. The String Ribbon technology has a significant benefit from an ultra-pure (electronic grade) feedstock of the granular shape, and has the potential to use approximately half of such silicon than the sawn wafer technologies.

About REC
REC is uniquely positioned in the solar energy industry as the only company with a presence across the entire value chain. REC Silicon and REC Wafer are the world`s largest producers of solar grade silicon and wafers for solar applications. REC Solar produces solar cells at its plant in Norway and solar modules at its facility in Sweden. REC Group had revenues in 2005 of 2.454 MNOK and an operating profit of 601 MNOK. Please see also www.recgroup.com

For further information please contact:
Erik Thorsen, President & CEO of REC, +47 90 75 66 85
Jon André Løkke, SVP & Investor Relation Officer, +47 67 81 52 65